# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Stardust Power Inc., CIK 0001831979
CUSIP: 854936101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 15 E. Putnam Ave, Suite 378, Greenwich, Connecticut (CT), 06830
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002050220

## Reporting persons
- Endurance Antarctica Partners II, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,581,669; sole dispositive power 0; shared dispositive power 5,581,669; aggregate amount beneficially owned 5,581,669 (9.7% of the class)
  Comment: The reported securities represent 850,001 shares of common stock ("Common Stock") and 4,731,668 shares of Common Stock issuable upon exercise of warrants ("Warrants") to purchase shares of common stock from the Issuer. The percentage of class is calculated based upon 52,787,947 shares of Common Stock outstanding as of January 27, 2025, as reported on the Issuer's Prospectus [Rule 424(b)(4)] filed with the Securities and Exchange Commission on January 27, 2025, as increased by the 4,731,668 shares of Common Stock issuable upon exercise of the Warrants.
- Antarctica Endurance Manager, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,581,669; sole dispositive power 0; shared dispositive power 5,581,669; aggregate amount beneficially owned 5,581,669 (9.7% of the class)
  Comment: The reported securities represent 850,001 shares of common stock ("Common Stock") and 4,731,668 shares of Common Stock issuable upon exercise of warrants ("Warrants") to purchase shares of common stock from the Issuer. The percentage of class is calculated based upon 52,787,947 shares of Common Stock outstanding as of January 27, 2025, as reported on the Issuer's Prospectus [Rule 424(b)(4)] filed with the Securities and Exchange Commission on January 27, 2025, as increased by the 4,731,668 shares of Common Stock issuable upon exercise of the Warrants.

## Item 1. Issuer
Name of issuer: Stardust Power Inc.
Address of issuer's principal executive offices: 15 E. Putnam Ave, Suite 378, Greenwhich, CT 06830

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons below, all of whom together are referred to herein as "Reporting Persons"

(i) Endurance Antarctica Partners II, LLC ("Endurance Antarctica")

(ii) Antarctica Endurance Manager, LLC ("Manager") in its capacity as the managing member of Endurance Antarctica
Address of principal business office or, if none, residence: 200 Park Avenue, 32nd Floor, New York, NY 10166
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.

Endurance Antarctica directly holds the reported 850,001 shares of Common Stock and 4,731,668 Warrants, which represents 9.70% of the Common Stock deemed outstanding for this purpose. The reported amount of shares held gives effect to the sale of 2,550,002 shares of Common Stock since December 31, 2024.
Percent of class:
See responses to Item 11 on each cover page.

The percentage reflected in this statement is based on 52,787,947 shares of Common Stock outstanding as of January 27, 2025, as reported on the Issuer's Prospectus [Rule 424(b)(4)] filed with the Securities and Exchange Comission on January 27, 2025, as increased by the 4,731,668 shares of Common Stock issuable upon exercise of the Warrants.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A Joint Filing Agreement, dated as of February 11, 2025, incorporated by reference to the Schedule 13G filed by the Reporting Persons on February 11, 2025

## Signatures
- Endurance Antarctica Partners II, LLC: By: Antarctica Endurance Manager, LLC, its managing member, /s/ Chandra R. Patel, Chandra R. Patel / Manager (02/11/2025)
- Antarctica Endurance Manager, LLC: /s/ Chandra R. Patel, Chandra R. Patel / Manager (02/11/2025)